FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of  August 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)









31 August 2004

COLT TELECOM GROUP PLC

JEAN-YVES CHARLIER PURCHASES 500,000 COLT SHARES

COLT Telecom Group plc (COLT), a leading pan-European provider of business communications solutions and services confirmed today that Jean-Yves Charlier has joined the Company as President, Chief Executive Officer and Director of COLT. This appointment was originally announced on 21 July 2004.

As a mark of his confidence in the future success of COLT, Jean-Yves Charlier has purchased a beneficial holding of 500,000 COLT ordinary shares, which represents 0.03% of the issued share capital of the Company. In recognition of this investment, and subject to the approval of the Compensation Committee, Jean-Yves Charlier has been awarded a 1 for 2 matching share grant of 250,000 shares. Subject to performance conditions being met, the grant will become unconditional after three years. In addition, he has been granted an option over 800,000 COLT ordinary shares at an option price of GBP0.38 per share. Subject to performance conditions being met, 50% of the option is exercisable after three years, 25% of the option is exercisable after four years and the remaining 25% of the option is exercisable after five years.

There are no matters in connection with this appointment to be disclosed under paragraph 6.F.2 (b) to (g) of the Listing Rules of the UK Listing Authority.



Enquiries:

COLT Telecom Group plc
John Doherty
Director Corporate Communications
Email: jdoherty@colt.net
Tel: +44 (0) 20 7390 3681

Gill Maclean
Head of Corporate Communications
Email: gill.maclean@colt-telecom.com
Tel: +44 (0) 20 7863 5314








                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 08/31/2004                                    COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary